Exhibit 99.2

EXHIBITS

Exhibit Number		Page

99.2	Annual Meeting of Stockholders
1.Approval of the audited financial statements of the Company for the fiscal year ended December 31, 2019 contained in the Company’s 2019 Annual Report

2.Election of directors of the Company

3.Approval of the amendment of the Second Article of the Amended Articles of Incorporation of the Company

Organizational Meeting
1.Appointment of members of the Advisory Board/Committee
2.Appointment of Chairman of the Board of Directors

3.Appointment of Lead Independent Director

4.Appointment of Chairmen and Members of the Audit Committee, Risk Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee of the Board of Directors

5.Election of officers of the Company

June 9, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 9, 2020

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,587 As of May 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 9, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter
5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of PLDT Inc. (the “Company” or “PLDT”) and the actions approved in said meetings.

1.	Annual Meeting

1.1	The Annual Meeting was held on June 9, 2020 at 3:00 p.m. in virtual format, due to the COVID-19 pandemic and related government regulations which prevent the holding of an in-person meeting.

(a)	As at the Record Date, April 13, 2020 (the “Record Date”), the total outstanding shares of PLDT entitling the holders thereof to attend the Annual Meeting was 666,056,645, broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Non-Voting Serial Preferred	300,000,870
Total	666,056,645

(b)

As at the Record Date, the total outstanding shares of PLDT (i) with voting rights and (ii) without voting rights but pursuant to Section 6 of the Revised Corporation Code are entitled to vote on certain matters presented for stockholders’ approval was 666,056,645 (the “Voting Shares”), broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Non-Voting Serial Preferred	300,000,870
Total	666,056,645

(c)

The total shares of voting stock, and shares of voting stock and non-voting stock owned or held by the stockholders present or represented by proxy at the Annual Meeting were 318,501,279 and 618,501,279, representing 87.01% and 92.86% of the total outstanding shares of voting stock, and voting and non-voting stocks, respectively, of PLDT as at the Record Date, broken down as follows:

QUORUM
STOCKHOLDERS ATTENDING IN PERSON/BY PROXY	VOTING STOCK	VOTING AND NON-VOTING STOCK
Number of shares represented by stockholders attending in person (via remote communication)	1,276,401	1,276,401
Number of shares represented by proxy	317,224,878	617,224,878
Number of shares represented by stockholders attending in person (via remote communication) and represented by proxy	318,501,279	618,501,279
Percentage to Outstanding	87.01	92.86

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(d)

All of the thirteen (13) incumbent directors, including the Chairman of the Board, the Chairmen of the Audit, Risk, Governance and Nomination, Executive Compensation, and Technology Strategy Committees, the President and Chief Executive Officer and other key officers of the Company were present in the Annual Meeting. Representatives from the Company’s independent auditors, Sycip Gorres Velayo & Co. (“SGV”) were also present in the Annual Meeting.

1.2	Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions and/or online voting in absentia.

1.3	The voting requirement and the votes cast for each of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)	Approval of the audited financial statements for the fiscal year ended December 31, 2019 contained in the Company’s 2019 Annual Report.

VOTING REQUIREMENT
Class of Shares	Majority of Total Outstanding Common and Voting Preferred Shares
VOTES CAST

Common	For	Against	Abstain
Stockholders who participated in the Annual Meeting and voted online	59,555	0	10
Stockholders who participated in the Annual Meeting but with proxies previously filed	755,617	0	0
Stockholders represented by proxies	166,951,648	7,483	265,747
Sub-Total	167,766,820	7,483	265,757
Voting Preferred
Stockholders who participated in the Annual Meeting and voted online	0	0	0
Stockholders who participated in the Annual Meeting but with proxies previously filed	0	0	0
Stockholders represented by proxies	150,000,000	0	0
Sub-Total	150,000,000	0	0
Grand Total	317,766,820	7,483	265,757

With more than two-thirds (2/3) of the outstanding Common and Voting Preferred Shares voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31, 2019 contained in the Company’s 2019 Annual Report, the said financial statements were approved.

(b)	Election of thirteen (13) directors including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement.

The Chairman explained the review or screening process of the Governance and Nomination Committee (“GNC”) to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director, as well as the diversity aspects considered by the GNC pursuant to the Company’s Board Diversity Policy.

NAME OF DIRECTOR/ INDEPENDENT DIRECTOR	VOTING REQUIREMENTThirteen (13) nominees receiving the highest number of votes from the holders of Common and Voting Preferred Shares shall be declared elected and three (3) of them who have been pre-qualified as independent directors shall be declared elected as suchVOTES CASTStockholder 1Stockholder 2Stockholder 3Total Numberof Votes

Mr. Bernido H. Liu (Independent Director)	59,204	239,803	305,375,159	305,674,166
Chief Justice Artemio V. Panganiban (Ret) (Independent Director)	59,392	239,803	299,752,907	300,052,102
Mr. Pedro E. Roxas (Independent Director)	59,205	239,803	299,834,949	300,133,957
Judge Manuel L. Argel, Jr. (Ret.)	59,201	239,803	295,981,126	296,280,130
Ms. Helen Y. Dee	59,204	239,803	294,957,887	295,256,894
Amb. Albert F. Del Rosario	59,717	1,627,943	295,706,082	297,393,742
Atty. Ray C. Espinosa	59,226	239,803	295,039,402	295,338,431
Mr. James L. Go	59,209	239,803	293,435,940	293,734,952
Mr. Shigeki Hayashi	59,231	239,803	295,766,189	296,065,223
Mr. Junichi Igarashi	59,231	239,803	295,350,911	295,649,945
Mr. Manuel V. Pangilinan	59,707	334,703	354,767,347	355,161,757
Atty. Ma. Lourdes C. Rausa-Chan	59,206	239,803	294,691,332	294,990,341
Ms. Marife B. Zamora	59,214	239,803	295,692,459	295,991,476

Legend:

Stockholder 1	–Stockholders who participated in the Annual Meeting and voted online

Stockholder 2 –Stockholders who participated in the Annual Meeting but with proxies previously filed

Stockholder 3– Stockholders represented by proxies

Each director/independent director-nominee received the votes of more than a majority of the outstanding Common and Voting Preferred Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each was declared elected and three (3) of them, namely Mr. Bernido H. Liu, Retired Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas, who have been pre-qualified as independent directors were declared elected as such.

Attached are copies of the Certifications executed by Mr. Bernido H. Liu, Retired Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas in connection with their election as independent directors of the Company.

(c)	Approval of the proposed amendment of the Second Article of the Amended Articles of Incorporation of the Company.

This involves the amendment of the primary purpose clause, to: (a) reflect the current focus of the Company’s business, which is the provision of telecommunications services (instead of installation and maintenance of telecommunications systems) through trending and constantly evolving technologies and innovative products and services, and (b) allow sufficient flexibility for the Company’s business units to design their operations and expand their products and services by constantly transforming the Company from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

The amended Second Article of the Amended Articles of Incorporation is set out in Annex A attached hereto.

VOTING REQUIREMENT
Class of Shares	At least Two Thirds (2/3) of Total Outstanding Common, Voting Preferred and Non-Voting Serial Preferred Shares
VOTES CAST

Common	For	Against	Abstain
Stockholders who participated in the Annual Meeting and voted online	59,500	0	65
Stockholders who participated in the Annual Meeting but with proxies previously filed	755,617	0	0
Stockholders represented by proxies	167,203,274	21,604	0
Sub-Total	168,018,391	21,604	65
Voting Preferred
Stockholders who participated in the Annual Meeting and voted online	0	0	0
Stockholders who participated in the Annual Meeting but with proxies previously filed	0	0	0
Stockholders represented by proxies	150,000,000	0	0
Sub-Total	150,000,000	0	0
Non-Voting Serial Preferred
Stockholders who participated in the Annual Meeting and voted online	0	0	0
Stockholders who participated in the Annual Meeting but with proxies previously filed	0	0	0
Stockholders represented by proxies	300,000,000	0	0
Sub-Total	300,000,000	0	0
Grand Total	618,018,391	21,604	65

With more than two thirds (2/3) of the outstanding Common, Voting Preferred and Non-Voting Serial Preferred Shares voted in favor of the approval of the amendment of the Second Article of the Amended Articles of Incorporation, the said amendment was approved.

1.4

SGV performed agreed upon procedures for the Company’s registration, proxy validation, voting, tabulation and generated reports of the online systems and Stockholder Management System in accordance with the Philippine Standards on Related Services 4400, Engagements and Agreed-Upon Procedures Regarding Financial Statements issued by the Auditing Standards and Practices Council. Representatives from SGV were present at the Annual Meeting to check the determination of quorum and reports generated by the systems.

1.5

Stockholders were given an opportunity to ask questions via email to pldtshareholderservices@pldt.com.ph and pldt.media@outlook.com. The questions received were addressed or responded to, prior to Other Matters in the Agenda, by the Chairman, President & CEO and other key officers of the Company.

1.6

Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed SGV as independent auditors to audit the financial statements of the Company for the year 2020, and such appointment was confirmed by the Board of Directors.

2.	Organizational Meeting

2.1	The Organizational Meeting was held in virtual format immediately after the adjournment of the Annual Meeting.

(a)

All of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in the Organizational Meeting. Also present were the five (5) nominees for appointment as members of the Advisory Board/Committee.

2.2	The following actions were approved by the Board of Directors at the Organizational Meeting:

(a)	Appointment of the members of the Advisory Board/Committee:

Mr. Oscar S. Reyes
Mr. Roberto R. Romulo
Mr. Benny S. Santoso
Mr. Orlando B. Vea
Mr. Christopher H. Young

(b)	Appointment of Mr. Manuel V. Pangilinan as Chairman of the Board of Directors

(c)	Appointment of Ret. Chief Justice Artemio V. Panganiban as Lead Independent Director

(d)	Appointment of the Chairmen, Members and Advisors of the five (5) Board Committees, as follows:

Audit Committee

Mr. Pedro E. Roxas, Chairman/Independent Member
Mr. Bernido H. Liu, Independent Member
Ret. Chief Justine Artemio V. Panganiban, Independent Member
Ms. Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
Mr. James L. Go, Advisor
Mr. Junichi Igarashi, Advisor
Mr. Roberto R. Romulo, Advisor
Risk Committee

Ret. Chief Justice Artemio V. Panganiban, Chairman/Independent Member
Mr. Bernido H. Liu, Independent Member
Mr. Pedro E. Roxas, Independent Member
Mr. James L. Go, Member
Mr. Junichi Igarashi, Member

Governance and Nomination Committee

Mr. Manuel V. Pangilinan, Chairman
Mr. Bernido H. Liu, Independent Member
Ret. Chief Justice Artemio V. Panganiban, Independent Member
Mr. Pedro E. Roxas, Independent Member
Mr. Junichi Igarashi, Member
Ms. Gina Marina P. Ordoñez, Non-voting Member
Atty. Ma. Lourdes C. Rausa-Chan, Non-voting Member

Executive Compensation Committee

Mr. Manuel V. Pangilinan, Chairman
Mr. Bernido H. Liu, Independent Member

Ret. Chief Justice Artemio V. Panganiban, Independent Member
Mr. Pedro E. Roxas, Independent Member
Mr. Junichi Igarashi, Member
Ms. Gina Marina P. Ordoñez, Non-voting Member

Technology Strategy Committee

Mr. Manuel V. Pangilinan, Chairman
Amb. Albert F. del Rosario, Member
Atty. Ray C. Espinosa, Member
Mr. James L. Go, Member
Mr. Junichi Igarashi, Member
Mr. Oscar S. Reyes, Non-voting Member
Mr. Orlando B. Vea, Non-voting Member

(e)	Election of the following officers to the positions indicated opposite their respective names:

Name		Position

Manuel V. Pangilinan	-	President and Chief Executive Officer
Anabelle L. Chua	-	Senior Vice President, Chief Financial Officer and Chief Risk Management Officer
Alfredo S. Panlilio	-	Chief Revenue Officer
Victorico P. Vargas	-	Business Transformation Office Head
Marilyn A. Victorio-Aquino	-	Senior Vice President and Chief Legal Counsel
Gina Marina P. Ordoñez	-	Senior Vice President and Chief People Officer
Ma. Lourdes C. Rausa-Chan	-	Corporate Secretary and Chief Governance Officer
June Cheryl A. Cabal-Revilla	-	Senior Vice President, Financial Reporting and Controllership Head and Chief Sustainability Officer
Alejandro O. Caeg	-	Senior Vice President
Juan Victor I. Hernandez	-	Senior Vice President
Menardo G. Jimenez, Jr.	-	Senior Vice President
Florentino D. Mabasa, Jr.	-	First Vice President and Assistant Corporate Secretary
Leo I. Posadas	-	First Vice President and Treasurer
Katrina L. Abelarde	-	First Vice President
Marco Alejandro T. Borlongan	-	First Vice President
Mary Julie C. Carceller	-	First Vice President
Bernard H. Castro	-	First Vice President
Marisa V. Conde	-	First Vice President
Mary Rose L. Dela Paz	-	First Vice President
Gil Samson D. Garcia	-	First Vice President
Joseph Ian G. Gendrano	-	First Vice President
Ma. Criselda B. Guhit	-	First Vice President
Leah Camilla R. Besa-Jimenez	-	First Vice President
Princesita P. Katigbak	-	First Vice President
Albert Mitchell L. Locsin	-	First Vice President
Dale M. Ramos	-	First Vice President
Aileen D. Regio	-	First Vice President
Luis S. Reñon	-	First Vice President
Martin T. Rio	-	First Vice President
Emiliano R. Tanchico, Jr.	-	First Vice President
Victor Y. Tria	-	First Vice President
Melissa V. Vergel de Dios	-	First Vice President
Maria Cecilia H. Abad	-	Vice President
Minerva M. Agas	-	Vice President

Benedict Patrick V. Alcoseba	-	Vice President
Elizabeth S. Andojar	-	Vice President
Roy Victor E. Añonuevo	-	Vice President
Tito Rodolfo B. Aquino, Jr.	-	Vice President
Mitchie M. Arcaina	-	Vice President
Jerameel A. Azurin	-	Vice President
Rafael M. Bejar	-	Vice President
Wilson S. Bobier	-	Vice President
Luis Gregorio D. Casas	-	Vice President
Ma. Monica M. Consing	-	Vice President
Gene S. De Guzman	-	Vice President
Joan A. De Venecia-Fabul	-	Vice President
Aniceto M. Franco III	-	Vice President
John John R. Gonzales	-	Vice President
Silverio S. Ibay, Jr.	-	Vice President
Gary F. Ignacio	-	Vice President
Marven S. Jardiel	-	Vice President
Alexander S. Kibanoff	-	Vice President
Javier C. Lagdameo	-	Vice President
Czar Christopher S. Lopez	-	Vice President
Paolo Jose C. Lopez	-	Vice President
Ma. Carmela F. Luque	-	Vice President
Melanie A. Manuel	-	Vice President
Ronaldo David R. Mendoza	-	Vice President
Oliver Carlos G. Odulio	-	Vice President
Carlo S. Ople	-	Vice President
Harold Kim A. Orbase	-	Vice President
Charles Louis L. Orcena	-	Vice President
Raymond A. Racho	-	Vice President
Eduardo H. Rafuson	-	Vice President
Ricardo C. Rodriguez	-	Vice President
Genaro C. Sanchez	-	Vice President
Maria Christina C. Semira	-	Vice President
Ma. Merceditas T. Siapuatco	-	Vice President
Arvin L. Siena	-	Vice President
Carla Elena A. Tabuena	-	Vice President
Patrick S. Tang	-	Vice President
Jecyn Aimee C. Teng	-	Vice President
Milan M. Topacio	-	Vice President
Mary Eleanor Lydia P. Nadal-Wei	-	Vice President
John Henri C. Yanez	-	Vice President
Radames Vittorio B. Zalameda	-	Vice President

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:	/s/ Ma. Lourdes C. Rausa-Chan
Name:	MA. LOURDES C. RAUSA-CHAN
Title:	Corporate Secretary

June 9, 2020

ANNEX A

Second. That the purpose for which said corporation is formed, is to carry on the business of providing in and among provinces, cities, and municipalities in the Philippines and between the Philippines and other countries and territories, basic and enhanced telecommunications services such as, but not limited to (a) fixed line telecommunications services including dedicated internet access, broadband solutions, content delivery and internet protocol peering, domestic and international private networking, and voice communications solutions, and (b) wireless telecommunications services including cellular service, wireless broadband service, wireless fidelity enablement, and mobile virtual network operations, through and by means of telecommunications systems and technologies as are at present available or to be made available through technical advances or innovations in the future as is, or are, convenient or essential to efficiently carry out the purposes of the business, including but not limited to (i) wired or wireless telecommunications systems, fiber optics, multi-channel transmission distribution systems, satellite transmit and receive systems, mobile and cellular systems, and other telecommunications systems and their value-added services, such as, but not limited to, transmission of voice, data, facsimile, control signals, audio and video, and information service bureau, and (ii) transmitting and receiving stations and switching stations, both for local and international services, lines, cables, or systems.

Without limiting or restricting in any manner the general powers and all other rights and privileges now or hereafter granted by the laws of the Philippines or any country or territory where said corporation does business or owns property, to corporations of the character of said corporation:

1.

To invest and deal with the money and properties of said corporation and to sell, dispose of or transfer the business, properties and goodwill of said corporation or any part thereof for such consideration and under such terms and conditions as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, subject to the requirements of applicable law.

2.

To purchase, acquire, own lease, sell and convey real properties such as lands and appurtenant air rights, land improvements, buildings, warehouses and machineries, equipment and other personal properties as may be necessary or incidental to the conduct of its business or as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, and to pay for any property purchased or acquired by or leased to said corporation, or receive payments for any property sold, conveyed or leased by said corporation, in cash, shares of capital stock, debentures and other evidences of indebtedness, or other securities;

3.

To redevelop any and all properties owned or acquired by said corporation for purposes of preserving, enhancing or maximizing their value or as may be wise or expedient for the advancement of its interest, and in such manner and under such terms and conditions, as the Board of Directors may determine;

4.

To borrow or raise money necessary to meet the financial requirements of the business of said corporation by the issuance of shares of its capital stock, bonds, promissory notes and other evidences of indebtedness, and to secure the repayment of any such bonds, promissory notes and other evidences of indebtedness by mortgage, pledge, deed of trust or lien upon the properties of said corporation.

5.

To guarantee the obligations of, and aid in any manner, any corporation, association, or trust estate, domestic or foreign, or any firm or individual, any shares of stock in which, or any bonds, debentures, notes securities, evidences of indebtedness, contracts or obligations of which, are held by or for said corporation, directly or indirectly or through other corporations or otherwise;

6.

To enter into any lawful arrangement for sharing profits, reciprocal concession, cooperation or joint venture with any corporation, association, partnership, entity, person or governmental, municipal or public authority, domestic or foreign, in carrying out any business or transaction deemed necessary, convenient or incidental to accomplish the purposes of said corporation;

7.

To acquire or obtain from any government or authority, national, provincial, municipal or otherwise, or any corporation, company or partnership or person, such charter, contracts, franchise, privileges, exemption, licenses and concessions as may be conducive to any of the purposes of said corporation;

8.

To establish and operate one or more branch offices or agencies within or outside the Philippines and to carry out any or all its operations and businesses in or through such branch offices or agencies without any restrictions, except those provided in applicable laws;

9.

To conduct and transact any and all lawful business, and to do or cause to be done any one or more of the acts and things herein set forth as its purposes, within or outside the Philippines, and everything necessary, desirable or incidental to the accomplishment of the purposes or the exercise of any one or more of the powers herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of said corporation”.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2020.

2.	I have been PLDT’s independent director since 2013.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Pan Philippine Resources Corp.	Chairman	1976 - present
Arpan Investment and Management, Inc.	Chairman	1976 - present
GMA Network Inc.	Independent Director	2007 – present
First Philippine Holdings Corp.	Independent Director	2007 - present
Metro Pacific Investments Corp.	Independent Director	2007 - present
Robinsons Land Corp.	Independent Director	2008 - present
Meralco	Independent Director	2008 - present
Tollways Management Corp.	Independent Director	2008 - present
GMA Holdings, Inc.	Independent Director	2009 - present
Petron Corporation	Independent Director	2010 - present
Asian Terminals Inc.	Independent Director	2010 - present
Metro Pacific Tollways Corp.	Independent Director	2010 - present
Jollibee Foods Corp.	Director	2012 - present
TeaM Energy Corporation	Independent Director	2015 - present
Asian Hospital Inc.	Independent Director	2017 - present
Metropolitan Bank & Trust Co.	Senior Adviser	2007 - present
Double Dragon Properties Corporation	Adviser	2014 - present
Bank of the Philippine Islands	Member, Advisory Council	2016 - present

For my full bio-data, log on to my personal website: cjpanganiban.com

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLOT, as provided for in Section 22 and 26 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company's By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any criminal or administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT's By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June 2020, at Makati City.

                  /s/Artemio V. Panganiban

                 ARTEMIO V. PANGANIBAN

NOTARY PUBLIC /s/Maria Theresa U. Ballelos
MARIA THERESA U. BALLELOS
Notary Public for the City of Makati
Until December 31, 2021
Appointment No. M-101
Roll of Attorneys No. 47541
PTR O.R. NO. 8125099-01/07/2020 Makati City
IBP Lifetime No. 05594 – 01/09/06
9/F MGO BLDG. LEGAZPI ST.
LEGAZPI VILL. MAKATI CITY, MM

SUBSCRIBED AND SWORN to before me this 9th day of June 2020 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. P0388884B expiring on 23 January 2029.

Doc No. 384;
Page No. 78;
Book No. II;
Series of 2020.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 9,2020.

2.	I have been PLDT’s independent director since 2015.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Matimco Incorporated	Chairman	2003 – present
Basic Graphics Inc.	Chairman	2005 – present
LH Paragon Inc.	Chairman & CEO	2006 – present
GOLDEN ABC, Inc.	Chairman & CEO	2006 – present
Oakridge Realty Development Corporation	Chairman	2006 – present
Red Logo Lifestyle, Inc.	Chairman	2007 – present
Essentia Medical Group, Inc.	Chairman	2014 – present
Greentree Food Solutions, Inc.	Chairman	2016 – present
GABC Int’l. Pte. Ltd. (SG)	Director	2016 – present
GABC Singapore Retail Pte. Ltd. (SG)	Director	2016 – present
Mga Likha ni Inay, Inc. (member of CARD MRI)	Director	2015 – present

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 and 26 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June 2020, at Makati City.

  /s/Bernido H. Liu

                         BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me this 9th day of June 2020 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. EC8085782 expiring on 19 June 2021.

NOTARY PUBLIC /s/Maria Theresa U. Ballelos
MARIA THERESA U. BALLELOS
Notary Public for the City of Makati
Until December 31, 2021
Appointment No. M-101
Roll of Attorneys No. 47541
PTR O.R. NO. 8125099-01/07/2020 Makati City
IBP Lifetime No. 05594 – 01/09/06
9/F MGO BLDG. LEGAZPI ST.
LEGAZPI VILL. MAKATI CITY, MM

Doc No. 385;
Page No. 78;
Book No. II;
Series of 2020.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2020.

2.	I have been PLDT’s independent director since 2003.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Roxas Holdings, Inc.	Chairman	1995 – present
Club Punta Fuego, Inc.	Chairman	1997 – present
Brightnote Assets Corporation	Director	1999 – present
BDO Private Bank	Independent Director	2001 – present
Roxas & Company, Inc.	Chairman	2009 – present
Manila Electric Company	Independent Director	2010 – present
Cemex Holdings Phil. Inc.	Independent Director	2016 – present
Fundacion Santiago	Trustee/President	1993 – present
Philippine Sugar Millers Association	President	1995 - 1997 2005 – present
Mapfre Insular Insurance Corporation	Independent Director	2018 - present

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Sections 22 and 26 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal/administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June 2020, at Makati City.

           /s/Pedro E. Roxas

                         PEDRO E. ROXAS

SUBSCRIBED AND SWORN to before me this 9th day of June 2020 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. P0388893B expiring on 23 January 2029.

NOTARY PUBLIC /s/Maria Theresa U. Ballelos
MARIA THERESA U. BALLELOS
Notary Public for the City of Makati
Until December 31, 2021
Appointment No. M-101
Roll of Attorneys No. 47541
PTR O.R. NO. 8125099-01/07/2020 Makati City
IBP Lifetime No. 05594 – 01/09/06
9/F MGO BLDG. LEGAZPI ST.
LEGAZPI VILL. MAKATI CITY, MM

Doc No. 383;
Page No. 78;
Book No. II;
Series of 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  June 9, 2020